PXRE Group Ltd.
PXRE House
110 Pitts Bay Road
Pembroke HM 08
Bermuda
June 18, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Jeffrey P. Riedler
Re:  PXRE Group Ltd. Registration Statement on Form S-4 (File No. 333-142568)
Ladies and Gentlemen:
           Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PXRE Group, Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-142568), as amended, to June 18, 2007 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.
           In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please contact Linda E. Ransom at (212) 259-6570 of Dewey Ballantine LLP with any questions you may have concerning this request. In addition, please notify Ms. Ransom when this request for acceleration has been granted.

PXRE GROUP LTD.
By:	/s/ Robert P. Myron
	Name:	Robert P. Myron
	Title:	Executive Vice President, Chief Financial Officer and Treasurer